Exhibit 99.2

Avricore Health announces private placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH US NEWSWIRE SERVICES

VANCOUVER – (GLOBE NEWSWIRE) – June 5, 2019 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce a non-brokered private placement of up to 21,428,571 units of the Company (the “Units”) at a price of $0.07 per Unit for aggregate gross proceeds of up to $1,500,000 (the “Private Placement”). Each Unit will consist of (i) one common share of the Company (a “Common Share”); and (ii) one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to acquire one additional Common Share at an exercise price of $0.20 for a period of 24 months from issuance.

The Company intends to use the proceeds of the Private Placement for working capital purposes in addition to marketing the expansion of the recently announced myCannabisPGx test.  The test is the result of a strategic partnership with Molecular You and features cannabis genetic analysis for consumers looking for the most effective treatment against their metabolism.  The test is to be made accessible through Avricore’s HealthTab platform, which currently includes tests ranging from blood sugar, liver, kidney to metabolic functions.  For more information please visit avricorehealth.com.

The Private Placement is expected to close on or about June 15, 2019, subject to customary closing conditions, including the approval of the TSXV. Securities issued under the Private Placement, including the Finder Warrants (as defined below), if any, will be subject to a hold period, which will expire four months and one day from issuance.

The Company may pay finder’s fees in cash to certain qualified eligible persons assisting the Company in the Private Placement in an amount equal to 7% of the gross proceeds raised by such finders. The Company may also issue such number of finder warrants (the “Finder Warrants”) to qualified eligible persons as is equal to 7% of the aggregate number of Units purchased by subscribers introduced to the Company by such finders. Each Finder Warrant will entitle the holder to acquire one Common Share at an exercise price of $0.20 for a period of 24 months from issuance.

“The continued support from the shareholder base will be critical in 2019, as Avricore Health intends to excel its marketing efforts and expand its partnerships," Avricore Health President and CEO, Bob Rai, stated.

This news release does not constitute an offer to sell or solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or any exemption from such registration is available.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the Private Placement and the expected timing thereof and the Company's expected use of proceeds from the Private Placement, integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Bob Rai, Director and CEO 604-247-2639

info@avricorehealth.com

www.avricorehealth.com